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Exhibit 3.3

CERTIFICATE OF FORMATION

OF

OSG AMERICA LLC

1.
The name of the limited liability company is OSG America LLC.

2.
The address of its registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

        IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of OSG America LLC this 14th day of May, 2007.

/s/ JAMES I. EDELSON Name: James I. Edelson Authorized Person

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CERTIFICATE OF FORMATION OF OSG AMERICA LLC